Exhibit 99.7

Maxicare Greatly Improves the Patient Experience with NICE

Maxicare’s implementation of WFM provides seamless CX

Hoboken, N.J. November 26th, 2024 – NICE (Nasdaq: NICE) today announced that Maxicare, a leading HMO in the Philippines offering medical insurance and healthcare plans, has shown great improvements by fully leveraging NICE Workforce Management (WFM) to empower agents and provide exceptional CX. Working with several BPO partners, each with its own workforce management processes, Maxicare sought a solution that would remove the silos from disparate systems and bring more structure to contact center operations. This approach enables Maxicare to deliver a more seamless patient experience and higher quality care.

Maxicare maximized the usage of WFM across all its BPO partners by restructuring business processes, governance, and change management best practices. With access to data-driven insights on interactions, Maxicare has found a great improvement in average handle time, a decrease in response time, and a reduction in the number of abandoned calls. Forecast accuracy improved by ten percent, reducing overscheduling and costs, and agents now have more insight and access into schedules. With NICE, Maxicare has achieved 90 percent customer satisfaction and looks to improve this further with NICE’s digital innovation.

Charisse Dela Rosa-Leonardo, Senior Manager Contact Center, Maxicare, said, “We wanted to maximize usage of WFM, improve forecasting, fully utilize scheduling module from manual scheduling to automated, and monitor real-time agent activities. Change management was a key driver in user adoption.”

“With NICE’s expertise to streamline operations, Maxicare responded to changing business needs while providing seamless service to patients,” said Darren Rushworth, President, NICE International. “Having a holistic view of CX operations with NICE allows Maxicare to ensure its BPO partners achieve their maximum levels of performance. Enhancing workforce management directly benefits patient experiences and drives positive business outcomes, creating a win-win for all.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.